Filed by NYSE Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Companies:

New York Stock Exchange, Inc.

Archipelago Holdings, Inc.

(Commission File No. 001-32274)

Date: July 21, 2005

On July 21, 2005, the New York Stock Exchange, Inc. issued the following bulletin to its members:

DATE:	July 21, 2005

TO:	NYSE Members

FROM:	John A. Thain

Enclosed is the preliminary draft of our S-4 and the related exhibits, relating to the Archipelago merger as filed with the S.E.C. This package contains the information that I outlined in my July 1, 2005 memo to you. I want to emphasize that the S-4 is only a preliminary draft and is subject to (and likely to) change based on input from you, the S.E.C., our lawyers and others.

We had a Board of Directors meeting earlier this week during which the Board made several important decisions contained in this S-4 draft. A number of these decisions were in response to input from you. I would like to highlight the most significant of these changes:

1.	We have provided a mechanism for you to elect to receive either more cash or more stock.

2.	We have significantly shortened the lock-up period, to one, two and three years. The Board reiterated its intention to have a secondary offering as quickly as possible following closing, with follow-on secondary offerings as the market permits. We will also permit transfers to related parties and estate planning vehicles.

3.	We have detailed the employee initial stock awards, which will total $50MM and will be capped at $500,000 per individual. All employees (except me and those on the Regulatory side) will be eligible to receive an award. There will be a cash program for the Regulatory side. The awards will vest over three years and will be delivered at the end of a three year lock-up.

4.	We have outlined a preliminary proposal for the pricing of NYSE trading licenses, which was designed by the BOE floor directors. This proposal will be subject to S.E.C. review, comment and approval.

5.	We adopted certain restrictions on share ownership and voting rights and other corporate independence protective provisions.

The S-4 contains restated NYSE financial statements as well as pro forma financials for NYSE Group. Our historical financials have been restated to reflect three public company accounting changes: (1) amortization of original listing fees (which we had previously booked in the year received), (2) capitalization of software development (which we had previously expensed) and (3) straight-line recognition of lease expense (which we had previously expensed as incurred). None of these changes have any cash impact. The S-4 contains a more complete explanation of these changes.

In addition to our townhall meeting today, we will have another townhall meeting shortly before mailing the final S-4. We currently expect the final S-4 to be available late September and a Member meeting and vote in late October / early November. This schedule is very dependent on the timing and extent of the S.E.C. comments and response.

I want to specifically thank the BOE floor directors and Lessor representatives for their very helpful input, and I look forward to receiving input from the Membership as we move toward completion of this very exciting transaction.

Important Acquisition Information with Respect to the Merger

In connection with the proposed merger of the New York Stock Exchange, Inc. (“NYSE”) and Archipelago Holdings, Inc. (“Archipelago”), NYSE Group, Inc. filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on July 21, 2005, containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The Registration Statement has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC.

Such final documents, however, are not currently available. MEMBERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Members will be able to obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the final joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York. 10005, 212-656-2061.

Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This memo shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this memo may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE’s and Archipelago’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago’s filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago’s website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this memo. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this memo.

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